UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2014

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

Commission file number: 1-10431

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX NONQUALIFIED

SUPPLEMENTAL RETIREMENT PLAN

IRS Employer Identification Number:  33-0379007

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION

1 AVX Boulevard

Fountain Inn,  SC 29644

AVX NONQUALIFIED

SUPPLEMENTAL RETIREMENT PLAN

INDEX

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Financial Condition as of December 31, 2014 and 2013	4

Statements of Income and Changes in Plan Equity for the years ended December 31, 2014, 2013 and 2012	5

Notes to Financial Statements	6-15

Signature	16

Schedule I – Investments	17

Exhibit:
23.1 Consent of Elliott Davis Decosimo, LLC dated March 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

AVX Nonqualified Supplemental Retirement Plan:

We have audited the accompanying statements of financial condition of the AVX Nonqualified Supplemental Retirement Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of income and changes in plan equity for the three years ended December 31, 2014, 2013 and 2012. Our audits also included the financial statement schedule, Schedule I. These financial statements and financial statement schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2014 and 2013, and the results of its operations and changes in plan equity for the three years ended December 31, 2014, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the related financial statement schedule, Schedule I, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Elliott Davis Decosimo, LLC

Greenville, South Carolina

March 27, 2015

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENTS OF FINANCIAL CONDITION

December 31, 2014 and 2013

	2014	2013
Assets:
Investments at fair value:
Mutual funds	$3,645,419	$3,978,873
Guaranteed Deposit Account	3,432,117	2,673,481
Money Market Fund	42,375	43,820
AVX Corporation Common Stock	822,542	848,866
Kyocera Corporation American Depository Shares	400,650	409,594
Total investments	8,343,103	7,954,634

Receivables:
Employer contribution	176,965	104,143
Employee contribution	7,475	7,304
Total contribution receivable	184,440	111,447

Adjustment from fair value to contract value for Guaranteed Deposit Account	84,378	(31,930)

Plan equity	$8,611,921	$8,034,151

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

For the years ended December 31, 2014, 2013 and 2012

	2014	2013	2012
Net investment income:
Dividends	$77,666	$76,142	$140,667
Interest	66,892	53,256	43,095
Realized gain on investments	205,597	265,565	288,096
Unrealized gain (loss) on investments	(6,566)	348,822	65,797
Total investment income	343,589	743,785	537,655

Contributions:
Employer	241,634	174,527	253,217
Employee	309,711	230,375	200,717
Total contributions	551,345	404,902	453,934

Total additions	894,934	1,148,687	991,589

Deductions:
Benefit payments	(317,164)	(69,359)	(2,862,185)
Administration fees	-	(5,971)
Total deductions	(317,164)	(75,330)	(2,862,185)

Net increase (decrease)	577,770	1,073,357	(1,870,596)

Plan equity at beginning of year	8,034,151	6,960,794	8,831,390

Plan equity at end of year	$8,611,921	$8,034,151	$6,960,794

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the AVX Nonqualified Supplemental Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan was established August 1, 1994 to provide certain officers and highly compensated managers of AVX Corporation, (“AVX”) or (the "Company") with supplemental retirement benefits.  Effective January 1, 2005, the AVX Corporation Supplemental Executive Retirement Plan (the “SERP Plan”), that was established January 1, 1998, was merged into the Plan.  All balances from the SERP Plan were transferred into the Plan.  Any employee eligible to participate in the AVX Corporation Retirement Plan is eligible to participate in the SERP portion of the plan and any employee eligible to participate in the AVX Corporation Retirement plan whose annual compensation is in excess of $260,000, $255,000, and $250,000 for the plan years 2014, 2013 and 2012, respectively (as such limit is defined by the Internal Revenue Code) is eligible to participate in the Supplemental Retirement portion of the Plan. An employee who, in prior years,  becomes an eligible participant in the Plan shall continue to be eligible to fully participate in the Plan regardless of whether such employee’s annual compensation falls below the annual compensation limit for the year. In December of 2007, the Plan was amended to comply with the final regulations under Internal Revenue Code Section 409A. These amendments were effective January 1, 2008. The Company is the Plan’s sponsor and Plan administrator. New York Life Trust Company (the “Trustee”) is the Plan’s trustee and record keeper.

In 2009, the Plan was amended and restated effective January 1, 2010. Among other changes to the Plan, the amendment eliminated the Supplemental Retirement portion of the Plan with the related eligibility criteria.  In addition, the amended Plan provides that all employer contributions will be paid annually, and plan eligibility is based upon the Company’s Board of Directors’ discretion.

Deferred Compensation Contribution

The SERP Plan allows each participant to irrevocably elect to defer receipt of all or a portion of eligible compensation for that year prior to January l of each year.

Company Matching Contribution

The Company will match contributions equal to 100% of the first 3% of the amount that is deferred under the AVX Corporation Retirement Plan.  After the maximum contribution limit has been reached under the AVX Corporation Retirement Plan, the Company will match contributions equal to 100% of the first 3% of the amount deferred that is related to eligible compensation (currently between $260,000 and $600,000) in the Plan. This match to the Plan shall be invested in the AVX Stock Fund. Upon attaining the age of fifty-five, a participant may elect to change the investment of any matching contributions made on his behalf. Total Company match for any participant in the Plan can not exceed 3% of eligible compensation for the Plan year.

Non-discretionary Contribution

The Company makes an annual contribution equal to 5% of eligible compensation.

Discretionary Contribution

The Company may make an annual contribution between 0% - 5% of eligible compensation.  The contribution amount is subject to approval by the Company’s Board of Directors. In 2014 and 2013, the Company’s Board of Directors approved a 5% discretionary match.  In late June or early July 2015, the Company’s Board of Directors will determine the discretionary contribution, if any, for the plan year ended December 31, 2014.

Effective January 1, 2015, the Plan was amended to increase the Company's contribution for participants whose ability to receive matching contributions under a related plan is limited because of their compensation.  Also effective January 1, 2015, the Plan was amended to allow participants to direct the Company's matching contributions into investments of his or her choice, instead of into the AVX Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Each participant shall be fully vested and have a non-forfeitable interest in his account including all company contributions.

Payment of Benefits

Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's separation from service, disability, or death in a lump-sum payment or in installments over a period not to exceed 10 years.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Investment contracts held by a Plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the plan equity of a Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Financial Condition present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Plan Equity are prepared using the contract value basis for fully benefit-responsive investment contracts.

Contributions

Employer contributions under the non-discretionary contribution feature include amounts equal to the aggregate amount that would have been contributed based on a participant’s eligible compensation under the non-discretionary contribution feature of the AVX Corporation Retirement Plan. The employer contributions associated with the discretionary contribution feature of the Plan are not readily determinable until after the Company’s fiscal year ended March 31 and are included in the Plan in the year paid. Contributions from employees are recorded in the period withheld.

Payment of Benefits

Benefits are recorded when paid.

Investment Transactions and Investment Income

For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.  Unrealized gains (losses) on investments in the Statements of Income and Changes in Plan Equity represent the cumulative change in unrealized gains (losses) for the respective years.  Purchases and sales are recorded on the trade date.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.

Administrative Expenses

The Plan invests in various mutual funds with revenue-sharing agreements that partially offset fees.  Plan fees that are not offset with revenue from these agreements are paid by the Company or from plan assets.  In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund.  These stock administration fees are based on the market value of these funds.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes in plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation

The Plan investments are stated at fair value.  See Note 4.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements.  Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date.  Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. Net increase in plan equity and overall plan equity previously reported were not affected by these reclassifications.

New Accounting Standards

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

3.	Investment Programs

The Plan’s investment alternatives include the following:

New York Life Guaranteed Deposit Account: The New York Life Guaranteed Deposit account, a Group Annuity Contract, seeks to provide a low risk stable value investment, offering competitive yields and limited volatility, with a guarantee of principal and accumulated interest and liquidity to meet participant-initiated benefit needs.  This fund became an investment option during 2012 and had seven participants at December 31, 2014 and six participants at December 31, 2013.

Kyocera Stock: This account invests in shares of the Kyocera Corporation.  The objective is to give participants the opportunity to share in the success and growth of Kyocera and AVX by allowing participants to become part owners.  The account’s value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.  This account had two participants at December 31, 2014 and December 31, 2013, respectively.

AVX Stock: This account invests in shares of AVX stock.  This account also gives participants the opportunity to share in the success and growth of AVX.  The account’s value will fluctuate, based on the success of AVX and the stock market in general.  This account had nine participants at December 31, 2014 and December 31, 2013.

Janus Balanced Fund: The Janus Balanced Fund, a mutual fund, pursues investment objectives by investing 35-65% of its assets in equity securities and the remaining assets in fixed-income securities and cash equivalents.  This fund had seven participants at December 31, 2014 and six participants at December 31, 2013.

MainStay S&P 500 Index Fund: The MainStay S&P 500 Index Fund, a mutual fund, seeks to provide investment results that correspond to the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate, as represented by the S&P 500 Index. This fund had two participants at December 31, 2014 and December 31, 2013.

PIMCO Total Return Fund: The PIMCO Total Return Fund, a mutual fund, emphasizes higher-quality, intermediate-term bonds and aims to avoid concentrated risk exposure by being more globally diversified than many traditional core bond funds.  It also has considerable flexibility to respond to changing economic conditions in order to help manage overall risk and increase total return potential.  This fund had six participants at December 31, 2013.  The fund assets were transferred to the Black Rock Total Return Institutional Fund in 2014.

BlackRock Total Return Institutional Fund: The BlackRock Total Return Fund, a truly diversified core bond portfolio, brings institutional bond expertise to individual investors with a history of strong risk-adjusted returns.  The investment approach includes investing primarily in investment grade fixed income securities of any maturity as it seeks a total return that exceeds that of half of the Barclays U.S. Aggregate Bond Index. This fund had six participants at December 31, 2014.

PIMCO Real Return Fund: The PIMCO Real Return Fund, a mutual fund, is an actively managed portfolio that provides exposure to the universe of U.S. Treasury Inflation Protection Securities.  The fund is designed to help investors protect and enhance the purchasing power of their investment.  Potential benefits include real return above inflation, low volatility, and diversification relative to other financial assets. This fund had four participants at December 31, 2013. The fund assets were transferred to the Black Rock Inflation Protected Fund in 2014.

BlackRock Inflation Protected Bond:  The BlackRock Inflation Protected Bond Fund, a high-quality inflation protection is a distinct portfolio diversifier and purses protection and income.  The Fund invests at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and U.S. and non-U.S. corporations.  This fund had four participants at December 31, 2014.

American Funds - EuroPacific Growth Fund:  The American Funds - EuroPacific Growth Fund, a mutual fund, seeks long-term growth of capital.  The fund normally invests at least 80% of assets in securities of issuers located in Europe and the Pacific Basin.  The fund may also hold cash, money market instruments, and fixed-income securities.  This fund had six participants at December 31, 2014 and five participants at December 31, 2013.

Wells Fargo Advantage Special Mid Cap Value Fund: The Wells Fargo Advantage Special Mid Cap Value Fund, a mutual fund, seeks long term capital appreciation. The fund principally invests in equity securities of medium-capitalization companies, which are defined as securities of companies with market capitalizations within the range of the Russell Midcap Index that are believed to represent attractive opportunities. This fund had five  participants at December 31, 2014 and seven participants at December 31, 2013.

Columbia Select Large Cap Value Fund: The Columbia Select Large Cap Fund, a mutual fund, has a bottom-up, fundamental investment process that seeks to invest in a concentrated portfolio of large-cap companies.  The fund seeks to identify companies having the potential to accelerate their earnings growth rate through a change in management, a major restructuring, or the company’s point in the economic cycle.  It takes a buy and hold approach toward investing, resulting in low annual turnover.  This fund had seven participants at December 31, 2014 and six participants at December 31, 2013.

MainStay Large Cap Growth Fund: The MainStay Large Cap Growth Fund, a mutual fund, seeks long-term growth of capital. The fund invests in companies that have the potential for above-average future earnings growth. It normally invests at least 80% of assets in large-capitalization companies which have a market capitalization in excess of $4.0 billion and generally are improving their financial returns. The fund is permitted to invest up to 20% of net assets in foreign securities.  This fund had six participants at December 31, 2014 and had five participants at December 31, 2013, respectively.

RidgeWorth Small Cap Value Equity Fund: The RidgeWorth Small Cap Value Equity Fund, a mutual fund, seeks to provide long-term capital appreciation and income by investing primarily in U.S. companies with market capitalizations less than $3 billion, and which managers believe are undervalued in the market place at the time of purchase.  This fund had three participants at December 31, 2014 and seven participant at December 31, 2013.

Oppenheimer Developing Markets Fund: The Oppenheimer Development Markets Fund, a mutual fund, seeks to invest in emerging-market businesses that appear likely to grow at a faster pace than world GDP and may benefit from distinctive structural global growth themes known as “Big Ideas.”  The fund provides investors access to companies in rapidly growing countries that are believed to have sustainable, above-average earnings growth.  This fund had two participants at December 31, 2014 and four participants at December 31, 2013.

The Plan's realized and unrealized gains (losses) for the years ended December 31 are as follows:

	2014	2013	2012
Realized gains (losses)
Common stock	3,499	-	(50,266)
Mutual funds	202,098	265,565	338,362
	205,597	265,565	288,096
Unrealized gains (losses)
Common stock	(33,812)	223,685	(90,029)
Mutual funds	27,246	125,137	155,826
	(6,566)	348,822	65,797
Realized and unrealized gains	$199,031	$614,387	$353,893

The fair values of the following investments represent 5% or more of the Plan’s total net assets and equity available for benefits as of December 31, 2014 and 2013, respectively.

	December 31,
	2014		2013
AVX Stock Fund	$822,542		$848,866
Kyocera Stock Fund	400,650	*	409,594
PIMCO Total Return Fund	-		970,772
Blackrock Total Return Institutional Fund	465,662		-
Columbia Select Large Cap Value Fund	752,556		525,236
New York Life Guaranteed Deposit Account	3,432,117		2,673,481
Janus Balanced Fund	532,451		292,712	*
PIMCO Real Return Fund	-		597,629
MainStay Large Cap Growth Fund	599,740		448,340

*  Amounts are less than 5% of Net Assets for respective Plan Year

1.	Fair Value

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

	Fair Value at December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:
Guranteed Deposit Account:
New York Life Guaranteed Deposit Account	$3,432,117	$-	$-	$3,432,117
Money Market Fund:
PIMCO Money Market Fund	42,375	42,375	-	-
Mutual Funds:
Fixed Income	569,923	569,923	-	-
Large Cap Growth	825,286	825,286	-	-
Large Cap Value	752,556	752,556	-	-
Large Cap Blend	1,041,053	1,041,053	-	-
Mid Cap Blend	356,669	356,669	-	-
Small Cap Value	99,932	99,932	-	-
Common Stock:
AVX Stock	822,542	822,542	-	-
Kyocera Stock	400,650	400,650	-	-
Total	$8,343,103	$4,910,986	$-	$3,432,117

	Fair Value at December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:
Guranteed Deposit Account:
New York Life Guaranteed Deposit Account	$2,673,481	$-	$-	$2,673,481
Money Market Fund:
PIMCO Money Market Fund	43,820	43,820	-	-
Mutual Funds:
Fixed Income	1,568,401	1,568,401	-	-
Large Cap Growth	680,762	680,762	-	-
Large Cap Value	525,236	525,236	-	-
Large Cap Blend	758,054	758,054	-	-
Mid Cap Blend	338,748	338,748	-	-
Small Cap Value	107,672	107,672	-	-
Common Stock:
AVX Stock	848,866	848,866	-	-
Kyocera Stock	409,594	409,594	-	-
Total	$7,954,634	$5,281,153	$-	$2,673,481

The following table sets forth a summary of changes to the Plan’s Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2014 and 2013.

2014
Balance, beginning of period	$2,673,481
Net unrealized gains to adjust to fair value	(49,417)
Purchases	1,530,443
Settlements	(722,390)
Transfers in and/or out of Level 3, net	-
Balance, end of period	$3,432,117

2013
Balance, beginning of period	$2,181,291
Net unrealized gains to adjust to fair value	123,741
Purchases	783,050
Settlements	(414,601)
Transfers in and/or out of Level 3, net	-
Balance, end of period	$2,673,481

Unrealized gains (losses) from the guaranteed investment contract are not included in the statements of income and changes in plan equity as the contract is recorded at contract value for purposes of the statements of financial condition.

Assets valued using Level 1 inputs represent Mutual Funds, a Money Market Fund and equity securities. Mutual Funds and Money Market Fund are valued based on the net asset value, which is used as a practical expedient for determining fair value.  Equity securities are valued using quoted prices in active markets.

Assets valued using Level 3 inputs above represent a Guaranteed Deposit Account. Those assets held in the Guaranteed Deposit Account were valued using the assumptions below.

The following tables represent the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs as of December 31, 2014 and 2013.

As of December 31, 2014

Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range
Guaranteed Interest Account	$ 3,432,117	Discounted cash flow and theoretical transfer (exit value)	Risk-Adjusted Discount Rate	2.89% base case based on trading in comparable corporate credits, adjusted for liquidity
			Investment Term	6 year base rate based on insurance company typical assets
			Crediting Rate	2.45% base rate as observed from manager statement

As of December 31, 2013

Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range
Guaranteed Interest Account	$ 2,673,481	Discounted cash flow and theoretical transfer (exit value)	Risk-Adjusted Discount Rate	1.98% base case based on trading in comparable corporate credits, adjusted for liquidity
			Investment Term	3 year base rate based on insurance company typical assets
			Crediting Rate	2.40% base rate as observed from manager statement

American Depository Shares (“ADS”) and Common Stock

ADS and common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds and Money Market Funds

Mutual funds and money market funds are valued at the daily closing price as reported by the fund.  Mutual funds and money market funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission (“SEC”).  The funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The funds held by the Plan are deemed to be actively traded.  The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.

Guaranteed Deposit Account

In 2012, the Plan began investing in a guaranteed deposit account (“GDA”).  The GDA is a group annuity product issued by New York Life Insurance Company (“NYLIC”) that is fully benefit-responsive.  Amounts contributed to the contract were deposited in NYLIC’s general account and were reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investments, less participant withdrawals and administrative expenses.  Payment obligations and the fulfillment of any guarantees specified in the group annuity contract are insurance claims supported by the full faith and credit of NYLIC.  NYLIC is compensated in connection with this product by deducting an amount for investment expenses and risk from the investment experience of certain assets held in NYLIC’s general account. The fair value of the fully benefit responsive investment contract is calculated using a discounting method.  The crediting interest rate on the contract was 2.45% and 2.40% at December 31, 2014 and December 31, 2013, respectively, and the average yield credited to participant accounts was 2.45% and 2.40% for the year ended December 31, 2014 and December 31, 2013, respectively.  NYLIC periodically resets the interest rate credited on the contract balances, subject to a minimum rate specified in the group annuity contract.

2.	Non participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows:

	December 31,
	2014	2013
Net Assets
PIMCO Money Market Fund	$8,973	$11,778
AVX Corporation Common Stock	285,108	321,758
Total	$294,081	$333,536

		December 31,
		2014	2013	2012
Changes in Net Assets
	Contributions	$-	$-	$78,926
	Dividends	8,230	7,629	8,648
	Transfers	(48,132)	-	-
	Net appreciation (depreciation)	447	72,536	(73,509)
	Benefits paid to participants	-	(1,106)	(67,250)
Total		$(39,455)	$79,059	$(53,185)

3.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time.  However, termination of the Plan shall not, without the consent of a participant, adversely affect such participant’s rights with respect to amounts then accrued in his/her account.

4.	Federal Income Taxes

The Plan’s grantor trust is not qualified under Section 401 of the Internal Revenue Code.  Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor.  These items are reported on the income tax return of the grantor, AVX Corporation.  Participants must include distributions in taxable income at the time of withdrawal.

5.	Transactions with Related Parties

All transactions in AVX common stock and Kyocera American Depository Shares (“ADS”) are related party transactions.

Amounts of ADS of Kyocera Corporation, the Company’s majority shareholder, held by the Plan at December 31 are as follows:

Kyocera	2014	2013
Shares	8,744	8,169
Market Value per Share	$45.82	$50.14
Market Value	400,650	409,594

Effective September 30, 2013, Kyocera Corporation’s stock was split at the ration of 2 for 1. All years presented have been adjusted for the stock split.

Amounts of AVX Corporation common stock held by the Plan at December 31 are as follows:

AVX	2014	2013
Shares	58,753	60,938
Market Value per Share	$14.00	$13.93
Market Value	822,542	848,866

6.	Risks and Uncertainties

The Plan provides for various investment options in common stocks, a money market fund, a guaranteed deposit fund, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Financial Condition with Fund Information.  The market value of the Plan’s assets is included as an asset and a liability on the Company’s balance sheet because the Plan’s assets are available to AVX’s general creditors in the event of the Company’s insolvency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

 (Name of Plan)

BY:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Administrative Committee

Date: March 27, 2015

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

SCHEDULE I - INVESTMENTS

As of December 31, 2014

Description	Number of shares/units	Market Value	Percentage of Net Assets

New York Life Guaranteed Deposit Account*	3,516,495	$ 3,432,117	41.14%
AVX Stock Fund	58,753	822,542	9.86%
Kyocera Stock Fund	8,744	400,650	4.80%
Blackrock Inflation Protected Bond	9,690	104,261	1.25%
Blackrock Total Return Institutional Fund	39,263	465,662	5.58%
MainStay S&P 500 Index Fund	4,958	236,212	2.83%
American Funds EuroPacific Growth Fund	5,888	272,390	3.26%
Janus Balanced Fund	17,412	532,451	6.38%
Wells Fargo Advantage Special Mid Cap Value Fund	11,122	356,669	4.28%
MainStay Large Cap Growth Fund	57,337	599,740	7.19%
RidgeWorth Small Cap Value Equity Fund	6,561	99,932	1.20%
Oppenheimer Developing Markets Fund	6,350	225,546	2.70%
Columbia Select Large Cap Value Fund	32,920	752,556	9.02%
PIMCO Money Market Fund	42,375	42,375	0.51%
Total Investments		$ 8,343,103

* Cost information is not required for individual account plans with participant directed transactions.